Exhibit 99.1

Israel-Based Clearmind Medicine Announces First Clinical Center to Join Its Clinical Trial for Alcohol Use Disorder

Company engaged a leading clinical center in Israel and intends to conduct its first- in- human trial in the United States as well

Tel Aviv, Israel / Vancouver, Canada, Dec. 28, 2022 (GLOBE NEWSWIRE) --  Clearmind Medicine Inc. (Nasdaq, CSE: CMND), (FSE: CWY) (“Clearmind” or the “company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, has announced the first agreement to conduct its first- in-human clinical trial using its MEAI-based CMND-100 compound aimed at treating alcohol use disorder (“AUD”).

The agreement was signed with the Phase I/II unit at the IMCA center in Ramat Gan, Israel. The trial will be led by Prof. Mark Weiser, head of the Psychiatric Division at the Sheba Medical Center, whose specializations include cognitive impairment in persons with psychiatric disorders such as substance abuse, depression and personality disorders.

“We are thrilled to have the first clinical center join our clinical trial and pleased that our innovative approach to treating AUD is well-received by the medical community. It is our intention to sign a similar agreement with a clinical center in the United States. We’re committed to working with leading researchers and medical professionals to bring new and effective treatments to patients suffering the physical, mental and social repercussions of psychiatric disorders.” said Dr. Adi Zuloff-Shani, Clearmind’s CEO.

Prof. Mark Weiser stated, “AUD is very damaging to the individual and her/his family. Because it is so common, it has major implications for public health.  CMND-100 has great potential to alleviate this debilitating disorder, and improve the quality of life of millions of persons all over the world. This clinical study is a crucial step foreword in developing CMND-100, and I am happy to be part of it.”

Almost 28 million people over 18 years of age struggled with alcohol use in the U.S. alone in 2020, according to the National Survey On Drug Use And Health. The condition is most severe among the young: in the 18-25 age group, 15.6 percent (or 5.2 million people) had AUD compared to 10.3 percent (or 22.4 million people) among those over 25.

According to DelveInsight, the Alcohol Use Disorder treatment market size in the U.S., Italy, Spain, UK, Germany, France and Japan was $564 million in 2021, which is further expected to increase by 8.8% until 2032. A recent Organization for Economic Co-operation and Development (“OECD”) study showed that OECD countries lose about $595 billion PPP (Purchasing Power Parity) per year, resulting from high alcohol consumption (over 12 grams of alcohol a day for women and 18 grams a day for men). The economic loss results from missing labor days, related diseases, and other derivatives of excessive alcohol use.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The company’s intellectual portfolio currently consists of seven patent families. The company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY”.

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604) 260-1566
General Inquiries
Info@Clearmindmedicine.com

www.Clearmindmedicine.com

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses conducting its first- in-human clinical trial, its intention to sign an agreement with a clinical center in the United States, its commitment to working with leading researchers and medical professionals to bring new and effective treatments to patients suffering the physical, mental and social repercussions of psychiatric disorders, and that psychedelic based treatments hold potential to address and provide dedicated solutions for various mental health conditions. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (registration No. 333-265900) filed with the SEC on November 16, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.